UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Third Quarter 2023 Results for Production and Volume Sold per Metal

LIMA, Peru--(BUSINESS WIRE)--October 19, 2023--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 3Q23 results for production and volume sold.

3Q23 Production per Metal (100% basis)

	1Q23 (Actual)	2Q23 (Actual)	3Q23 (Actual)	9M23 (Actual)	2023 Updated Guidance (1)(2)

Gold (Oz.)
Orcopampa	19,996	19,975	20,576	60,547	72.0k - 80.0k
Tambomayo	10,600	10,896	8,127	29,623	35.0k - 40.0k
Coimolache	6,536	9,632	23,621	39,789	60.0k - 65.0k
El Brocal	4,421	4,377	5,833	14,631	19.0k - 22.0k

Silver (Oz.)
Uchucchacua	0	0	0	0	0.7M - 1.0M
Yumpag	0	0	0	0	1.6M - 1.8M
El Brocal	436,678	635,530	1,192,944	2,265,152	2.7M - 3.0M
Tambomayo	394,305	540,732	301,963	1,237,001	1.6M - 1.8M
Julcani	417,887	472,740	427,269	1,317,895	1.7M - 1.9M

Lead (MT)
El Brocal	0	1,275	885	2,160	5.0k - 6.0k
Uchucchacua	0	0	0	0	1.4k - 1.5k
Yumpag	0	0	0	0	0.3k - 0.4k
Tambomayo	1,324	924	603	2,851	2.9k - 3.2k

Zinc (MT)
El Brocal	0	3,812	2,849	6,661	15.0k - 20.0k
Uchucchacua	0	0	0	0	2.0k - 2.2k
Yumpag	0	0	0	0	-
Tambomayo	1,552	1,150	913	3,614	4.8k - 5.3k

Copper (MT)
El Brocal	12,238	13,213	18,826	44,277	53.0k - 58.0k
  Above 2023 projections are considered forward-looking statements and represent management’s good faith estimates or expectations of future production results as of September 2023.
  El Brocal stockpiled ore mined from its open pit during the 1Q23. Lead and zinc ore are being treated at the processing plant starting in 2Q23. The underground mine will operate continuously throughout 2023.

3Q23 Comments

Tambomayo:

  Gold, lead and zinc production was in line with 3Q23 expectations. 2023 gold, lead and zinc guidance remain unchanged.
  Silver production was lower than expected during the quarter due to a lower than planned mining rate within the mine's upper zone, which required more extensive rehabilitation and support to enable access to high-grade ore. 2023 silver guidance has been updated.

Orcopampa:

  3Q23 gold production was in line with 3Q23 expectations. 2023 gold guidance remains unchanged.

Coimolache:

  3Q23 gold production exceeded expectations due increased treated ore and higher gold grades. Increased production was also due to increased ounce recovery and percolation times during the quarter, as the Company is now fully recovering gold placed on the leach pad during the first half of 2023. This is expected to stabilize during 4Q23, with production in line with 3Q23. 2023 gold guidance therefore remains unchanged.

Julcani:

  3Q23 silver production was below projections due to a negative geology reconciliation and decreased treated ore. 2023 silver guidance has been updated.
  Exploration and preparation of Julcani’s Rosario sector, which lies below the 610 level, began during 3Q23. This new zone includes gold and copper which Buenaventura will begin processing during the fourth quarter 2023. The Company will also submit a related reserves and resources analysis by year end 2023.

Uchucchacua:

  Buenaventura submitted Uchucchacua’s updated mine plan to the Peruvian Ministry of Energy and Mines on August 28, 2023. Buenaventura initiated a short ore processing campaign at the processing plant, ensuring the plants operational readiness to take delivery of ore from Uchucchacua and Yumpag during the 4Q23 as planned. Exploration and mine development progressed as scheduled during 3Q23.

Yumpag:

  The Yumpag project’s Environmental Impact Assessment (EIA) was approved on September 7, 2023. The Company promptly submitted a request to the Peruvian Ministry of Energy and Mines to obtain the necessary authorizations to initiate the deposit’s exploitation. However, 4Q23 targeted production initiation remains unchanged, as resumed activities at the Uchucchacua processing plant also enables Buenaventura to perform metallurgical tests for up to 124,600 tons of ore from the Yumpag project’s pilot stope.
  Yumpag’s ore concentrates will be processed at the Rio Seco plant to reduce manganese content. The Rio Seco plant is scheduled to resume operations in November 2023.

El Brocal:

  Gold production was lower than expected during the third quarter due to mine plan rescheduling for the underground mine, to prioritize higher copper grades. 2023 gold guidance has been updated.
  3Q23 silver production was in line with 3Q23 expectations. 2023 silver guidance remains unchanged.
  On October 3, 2023, Buenaventura submitted a notice to the Peruvian Ministry of Energy and Mines (MINEM) for the temporary suspension of mining activities at Colquijirca’s Tajo Norte mine for up to three years due to a delay of Colquijirca’s Modification of Environmental Impact Assessment approval.
  Lead and zinc production was lower than expected during the quarter as the 20x30 mill PPM was completed in September, earlier than originally planned, to proactively ensure certain detected anomalies were rectified, avoiding potentially compromising the transmission system. Lead and zinc production expected for 2023 will therefore be carried forward into early 2024. 2023 lead and zinc guidance has been updated.
  3Q23 copper production exceeded projections as underground mine production ramp-up continued ahead of expectations during the quarter. Transitional ore from the open pit also had a higher than estimated copper content with improved metallurgical recovery. Buenaventura maintains its targeted underground mine 10,000 tpd exploitation rate for 4Q23.

3Q23 Payable Volume Sold

3Q23 Volume Sold per Metal (100% basis)

	1Q23 (Actual)	2Q23 (Actual)	3Q23 (Actual)	9M23 (Actual)

Gold (Oz.)
Orcopampa	20,326	19,718	20,460	60,504
Tambomayo	9,360	9,868	7,421	26,649
Coimolache	6,854	8,170	21,237	36,261
El Brocal	2,595	2,427	3,553	8,575

Silver (Oz.)
Uchucchacua	130,642	150,637	85,499	366,778
Yumpag	0	0	0	0
El Brocal	379,158	508,257	986,583	1,873,998
Tambomayo	370,299	485,593	269,542	1,125,434
Julcani	412,890	449,841	388,854	1,251,585

Lead (MT)
El Brocal	88	1,215	636	1,939
Uchucchacua	0	0	0	0
Yumpag	0	0	0	0
Tambomayo	1,189	808	525	2,521

Zinc (MT)
El Brocal	38	3,094	2,347	5,478
Uchucchacua	0	0	0	0
Tambomayo	1,269	895	682	2,846

Copper (MT)
El Brocal	11,748	12,355	17,786	41,889

Realized Metal Prices*

	1Q23 (Actual)	2Q23 (Actual)	3Q23 (Actual)	9M23 (Actual)
Gold (Oz)	1,915	1,945	1,921	1,927
Silver (Oz)	22.5	24.27	25.67	24.30
Lead (MT)	2,139	1,846	2,225	2,030
Zinc (MT)	2,004	2,497	1,762	2,152
Copper (MT)	8,972	8,992	8,291	8,689

*Buenaventura consolidated figures.

Appendix

Appendix 1. 3Q23 Production per Metal
(100% basis)

	1Q23 (Actual)	2Q23 (Actual)	3Q23 (Actual)	9M23 (Actual)

Gold (Oz.)
La Zanja	3,051	2,030	1,692	6,772

Silver (Oz.)
Orcopampa	7,618	7,242	7,168	22,028
La Zanja	6,630	5,322	3,681	15,633
Coimolache	25,485	64,084	87,185	176,755

Lead (MT)
Julcani	106	159	132	398

2. 3Q23 Volume Sold per Metal
(100% basis)

	1Q23 (Actual)	2Q23 (Actual)	3Q23 (Actual)	6M23 (Actual)

Gold (Oz.)
La Zanja	3,211	1,892	1,780	6,883

Silver (Oz.)
Orcopampa	6,699	6,023	6,710	19,432
La Zanja	10,942	11,589	6,442	28,973
Coimolache	24,909	57,608	82,379	164,895

Lead (MT)
Julcani	94	138	107	339

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

Contacts in Lima:
Daniel Dominguez, Chief Financial Officer
+51 (511) 419 2540

Gabriel Salas, Head of Investor Relations
+51 (511) 419 2591 / Gabriel.salas@buenaventura.pe

Contacts in NY:
Barbara Cano
+1 (646) 452 2334
barbara@inspirgroup.com

Company Website: www.buenaventura.com.pe/ir

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: October 19, 2023